February 15, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 28, 2018
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2018 letter.

Amendment No. 1 to Form S-1 filed December 28, 2018

Cover Page

1. We note that in response to prior 1 you have revised the prospectus to indicate that your shares are presently quoted on the OTC Pink Market. We further note that you have revised the prospectus to indicate that the selling stockholders are no longer offering common shares at a fixed price. To sell shares at market prices, there must be an existing trading market for those shares in order to satisfy Item 501(b)(3) of Regulation S-K.
       Accordingly, please revise the filing to set a fixed price for this offering until such a time as your shares are listed on a national securities exchange, until the shares are quoted on the OTC Bulletin Board, or until the shares are quoted on the OTCQX or the OTCQB.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
February 15, 2019
February 15, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary
Our Business, page 1

2. We note your responses to prior comments 3 and 29 and your revised disclosures on pages
         10 and 76. Please revise the Summary section to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. In addition, revise your
         Summary to indicate that a significant percentage of your assets are concentrated in a single penny stock investment and briefly highlight the potential risk to operations stemming from such concentration given your current plans to fund operations.
3.       We note your revised disclosure on page 1 in response to prior comment
5. Please revise
         the Summary at the bottom of page 1 so that it provides a brief description of KLS-13019, including the indication or indications that you intend to target and a brief discussion of your current development plans. In this regard, we note that your revised disclosure on page 1 currently provides a complex discussion of patents that relies on multiple scientific and industry terms that are unfamiliar to lay readers.
4. We note your revisions in response to our prior comment 17. Please also revise the statement on page 1 and throughout the prospectus that Cannabidiol Derived Molecules are "capable of treating and preventing diseases associated with free radical mediated stress and oxidative stress including, for example, as previously mentioned, hepatic encephalopathy...," as this suggests that your Cannabidiol Derived Molecules have been determined to be effective by the FDA or a comparable foreign regulatory entity.
5. Please revise your disclosure to explain briefly the significance of your therapeutic agents being considered FDA Monograph topical solutions and PCPC or INCI registered.
6. We note your revised disclosure in response to prior comments 8 and 16, including the insertion of a multi-page glossary in the Summary. Please note that a glossary should not serve as a primary means for explaining information in the prospectus. Please revise the
         Summary to remove this glossary, or substantially revise it, and be sure to explain all scientific and industry terms, including the three terms referenced in prior comment 8, at first use. For additional guidance, please refer to A Plain English Handbook, section
          230.421 available at: https://www.sec.gov/pdf/handbook.pdf. Controlled Substances Laws and Regulations, page 7

7. We note your disclosure that the scheduling of medication which contains cannabidiol could jeopardize your ability to obtain regulatory approval for and successfully market
         KLS-13019. We also note your disclosure on page 55 and elsewhere that KLS-13019 is not a controlled substance. Please clarify whether KLS-13019 contains cannabidiol and could be regulated as a controlled substance.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
February 15, 2019
February 15, 2019 Page 3
Page 3
FirstName LastName
We plan to seek orphan drug designation..., page 20

8. We refer to prior comment 22 and reissue the comment. In this regard, we note that you deleted the disclosure on page 49 but also added substantially similar disclosure on page
         21.
Business, page 41

9. We note your disclosure in the last paragraph of page 42 that KLS-13019 is part of an estate of new chemical entities underlying U.S. Patent 9,611,213 and 10,004,722, which address methods useful for treatment of hepatic encephalopathy and related conditions.
         Please revise your disclosure to clarify whether the patents will cover the use of KLS-
         13019 to treat chemotherapy induced peripheral neuropathy.
Clinical Timelines, page 43

10. Please reconcile your disclosures on page 43 and 76 concerning the costs to conduct Phase
         1 trials in CINP.
National Institutes of Health   Office of Technology Transfer ("NIH-OTT")
Patent 6,630,507,
page 46

11. We note your response to our prior comment 19 that you have revised your disclosure to include the material terms of the two license agreements with the NIH. However, we are unable to locate this disclosure and reissue the comment in part. Please disclose the material terms of the license agreements for the '507 patent with the NIH, including each party's rights and obligations, duration of agreement and royalty term, termination provisions and payment provisions. Discuss whether you achieved the benchmarks and/or met the timelines contained in Appendix D and E of both agreements. Kannalife Studies on CBD , page 47

12. We note your response to our prior comment 21. Please further revise your disclosure to clarify whether you and Catalent are jointly conducting preclinical trials on KLS-13023 to treat overt hepatic encephalopathy and, if so, the describe those studies. In addition, where appropriate, please disclose the material terms of your agreements with Catalent.
Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 49

13. We note your revisions in response to our prior comment 24. Please further revise your disclosure to describe the significance of the MTTA with the Natural Products Discovery
         Institute. To the extent this agreement is material, please describe the material terms of the contract and file it as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
February 15, 2019
February 15, 2019 Page 4
Page 4
FirstName LastName
Kannaway LLC - Product Development and Marketing Agreement, page 49

14. We note your revised disclosure in response to prior comment 23. Please revise to (i)
         explain the dispute and (ii) identify the significant shareholder you reference.
Primary Targets for Drug Discover and Market Size, page 52

15. Please revise your disclosure to explain the significance of the graphics on pages 53 and
         55 or remove them from the prospectus.
Target 3: Chemotherapy Induced Peripheral Neuropathy (CIPN)   $3+ Billion
Market in U.S. ,
page 55

16. We note your disclosure that KLS-13019 showed evidence of improved in vitro efficacy, safety and oral bioavailability "over CBD in side by side preclinical evaluation and is not a controlled substance." Please revise your disclosure to provide data to support this performance claim and reconcile the final part of your sentence with your disclosure on page 63, which states that KLS-13023 contains controlled substances. Primary Targets for Topical Medicaments and Market Size, page 58

17. We note your responses to our prior comments 10 and 27. However, it does not appear that you have made revisions to address our comment. Please substantially revise this section to disclose which of your "patented, proprietary cannabidiol-derived new chemical entities" can be used for each of the indicated targets and explain the research you have conducted towards treating these indications to date. To the extent you have not conducted research with respect to a given target, please revise the Business section to explain the lack of research and also revise the Summary to remove reference to that target.
Recent Sales of Registered Securities, page II-2

18. With respect to the July 25, 2018 share exchange, please revise to discuss the facts relied upon to claim the exemption. Refer to Regulation S-K, Item 701(d). General

19. Please provide us an analysis as to whether you meet the definition of an "investment company" under Section 3(a) of the Investment Company Act of 1940 and, if so, whether you are exempted from this definition or are otherwise exempt for registering with the
         Commission as an investment company.
 Dean Petkanas
Kannalife, Inc.
February 15, 2019
Page 5

       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.



                                                        Sincerely,
FirstName LastNameDean Petkanas
                                                        Division of Corporation
Finance
Comapany NameKannalife, Inc.
                                                        Office of Healthcare &
Insurance
February 15, 2019 Page 5
cc:       Christopher L. Tinen, Esq.
FirstName LastName